EX-99.B-77D(a)

SUB-ITEM 77D(a): The type of securities (e.g. bonds, preferred stocks, common stocks) in which it may invest, indicating the proportion of the assets which may be invested in each type of security.

IVY FUNDS VARIABLE INSURANCE PORTFOLIOS

Supplement dated July 1, 2015 to the

Ivy Funds Variable Insurance Portfolios Prospectus

dated April 30, 2015

and as supplemented May 26, 2015

The following replaces the second and third paragraphs of the “Principal Investment Strategies” section for Ivy Funds VIP Micro Cap Growth:

In selecting equity securities for the Portfolio, Waddell & Reed Investment Management Company (WRIMCO), the Portfolio’s investment manager, utilizes a bottom-up stock selection process and seeks to invest in securities of companies that it believes exhibit extraordinary earnings growth, earnings surprise potential, fundamental strength and management vision.

Generally, in determining whether to sell a security, WRIMCO uses the same type of analysis that it uses in buying securities. For example, WRIMCO may sell a security if it believes that the issuer’s growth and/or profitability characteristics are deteriorating or the issuer no longer maintains a competitive advantage, when it believes there are more attractive investment opportunities, when WRIMCO believes a company’s valuation has become unattractive relative to industry leaders and industry-specific metrics, to reduce the Portfolio’s holding in that security or its exposure to a particular sector, or to raise cash.

The following replaces the third paragraph of the “Additional Information about Principal Investment Strategies, Other Investments and Risks” section for Ivy Funds VIP Micro Cap Growth:

In selecting equity securities for the Portfolio, WRIMCO primarily looks for companies exhibiting extraordinary earnings growth, earnings surprise potential, fundamental strength and management vision. In selecting securities with earnings growth potential, WRIMCO may consider such factors as a company’s competitive market position, quality of management, growth strategy, industry trends, internal operating trends (such as profit margins, cash flows and earnings and revenue growth), overall financial condition, and ability to sustain or improve its current rate of growth. In seeking to achieve its investment objective, the Portfolio also may invest in equity securities of companies that WRIMCO believes are temporarily undervalued or show promise of improved results due to new management, products, markets or other factors. While WRIMCO will consider companies in all sectors and industries of the market, it may invest a large percentage of its assets in a relatively limited number of sectors.

The following replaces the sixth paragraph of the “Additional Information about Principal Investment Strategies, Other Investments and Risks” section for Ivy Funds VIP Micro Cap Growth:

When WRIMCO believes that a temporary defensive position is desirable, the Portfolio may invest up to all of its assets in cash or cash equivalents. The “cash equivalents” in which the Portfolio may invest include: short-term obligations such as rated commercial paper and variable amount master demand notes; U.S. dollar-denominated time and savings deposits (including certificates of deposit); bankers’ acceptances; obligations of the U.S. government or its agencies or instrumentalities; repurchase agreements (which investments also are subject to their own fees and expenses); and other similar short-term U.S. dollar-denominated obligations which WRIMCO believes are of comparable high quality. Subject to the Portfolio’s investment policies and restrictions, the Portfolio may utilize derivative instruments, including futures contracts and options, for defensive purposes. However, by taking a temporary defensive position, the Portfolio may not achieve its investment objective.